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                             August 10, 2022

       Jonathan C. Ricker
       Chief Executive Officer and Chairman
       MASS MEGAWATTS WIND POWER INC
       100 Boston Turnpike, Ste. J9B #290
       Shrewsbury, MA 01545

                                                        Re: MASS MEGAWATTS WIND
POWER INC
                                                            Offering Statement
on Form 1-A
                                                            Filed July 25, 2022
                                                            File No. 024-11949

       Dear Mr. Ricker:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed July 25, 2022

       Cover Page

   1. Please revise to disclose whether you are utilizing the Form S-1 disclosure format or the
                                                        Offering Circular
disclosure format. Refer to Part II (a)(1)(ii) of Form 1-A.
       General

   2. We note your disclosure that you are offering up to 15,000,000 shares of your common stock at a price range
between $0.02 and $0.06. At the market offerings are not permitted under Regulation A.
Please revise to disclose a fixed price at which you will offer your securities. Refer to
Rule 251(d)(3)(ii) of Regulation A.
 Jonathan C. Ricker
FirstName LastNameJonathan
                       WIND C. Ricker INC
MASS MEGAWATTS              POWER
Comapany
August 10, NameMASS
           2022        MEGAWATTS WIND POWER INC
August
Page 2 10, 2022 Page 2
FirstName LastName
3. We note you filed your annual report on Form 10-K for the fiscal year ended April 30,
         2022 on July 29, 2022. Please update your Form 1-A to include the audited financial statements and related information from your Form
10-K. Refer to Part
         F/S (b)(3)(A) of Form 1-A and Rule 252(a) of Regulation A.
4. In connection with your audited financial statements, please file the relevant auditor consent as an exhibit. Refer to Part III, Item 17(11)
of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Irene Barberena-
Meissner, Staff Attorney, at (202) 551-6548 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      William Eilers